[LETTERHEAD OF THE SBI FUND, INC.]



                                                       October 14, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:   Frank J. Donaty, Jr.
             Assistant Director

       Re:   The SBI Fund, Inc.
             Registration Statement on Form N-1A (No. 33-67652)
             -------------------------------------------------

Ladies and Gentlemen:

                  Pursuant to Rule 477 of the Securities Act of 1933, as amended, The SBI Fund, Inc. (the "Fund") hereby requests withdrawal of its above-referenced Registration Statement on Form N-1A filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Fund has determined that it will not commence operations at this time, however, it intends to file a new registration statement at such time as it determines to start operations.

                  If you require anything further in order to effect the withdrawal of the Registration Statement, please contact me at (850) 561-2661 or Sherri Reiss of Wachtell, Lipton, Rosen & Katz at (212) 403-1315.


                                          THE SBI FUND, INC.


                                          By:/s/ DARRELL R. WILLIAMS
                                             ----------------------------------
                                               Darrell R. Williams, President